Exhibit 99.2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

The following are included in this Report on Form 6-K:

1. Press release dated January 7, 2002.

2. Press release dated January 17, 2002.

3. Press release dated January 30, 2002.

4. Press release dated February 6,2002.

5. Press release dated February 12, 2002.

MONDAY JANUARY 7, 6:44 AM EASTERN TIME

PRESS RELEASE

SOURCE: ALVARION

ALVARION ANNOUNCES COMMERCIAL LAUNCH OF NEXT-GENERATION
OFDM BROADBAND WIRELESS ACCESS SOLUTION

COST-EFFECTIVE, HIGH-PERFORMANCE SOLUTION DELIVERS SPEED
AND BANDWIDTH IN NON-LINE-OF-SIGHT CONDITIONS

TEL - AVIV, Israel--(BUSINESS WIRE)--Jan. 7, 2002-- Allows Operators To Expand Target Audience and Increase Revenues

Alvarion Ltd. (NASDAQ: ALVR - news), a leading provider of Broadband Wireless Access (BWA) solutions, today announced the commercial launch of its next-generation BreezeACCESS OFDM (Orthogonal Frequency Division Multiplexing) solution for the popular 3.5GHz frequency band, a significant extension to its fully integrated product line.

As demonstrated by intensive and successful beta tests in Europe and Latin America, the solution enables carriers to provide high-performance IP-based services to subscribers in Non-Line-Of-Sight (NLOS) conditions, increasing the potential return of 3.5 GHz license investments.

The OFDM solution represents a significant addition to Alvarion's already extensive BWA product line. Even more than before, Alvarion's solutions now give established carriers maximum flexibility in addressing the needs of the widest possible customer base - from sophisticated Enterprises and multi-tenant units, all the way to SOHO customers, even in dense or remote geographies. BreezeACCESS OFDM can be fully integrated into existing 3.5GHz networks consisting of other Alvarion products.

The new OFDM solution leverages Alvarion's vast BWA deployment experience to answer the expressed needs of established carriers. By using components and software developed for its existing BreezeACCESS product line together with state-of-the-art Orthogonal Frequency Division Multiplexing technology, the Company has been able to offer a feature-rich solution. The new product delivers true NLOS performance, high cell capacity (up to 192 Mbps), and high data rates (up to 12 Mbps per Customer Premise Equipment-CPE). As such, it enables carriers to reach customers that were previously inaccessible, simplifies CPE installation, and increases the profitability of advanced IP-based services, such as Fast-Internet, VLANs (Virtual Local Area Networks), VPNs (Virtual Private Networks), and VoIP (Voice Over IP).

Commenting on the technology, Caroline Bryan, Managing Analyst (Technology) at Datamonitor, said, "OFDM has the potential to remove the final roadblocks plaguing BWA technologies and hence deployment, and to bring a major breakthrough to the BWA market. OFDM's exceptional data rates and throughput, combined with its NLOS capabilities, support a sophisticated, easy-to-deploy, and cost-effective product, which is relevant to a broad user base. We are pleased to see the introduction of the first OFDM products, and look forward to seeing the first successful deployments."

Commenting on the announcement, Tzvika Friedman, COO of Alvarion, said, "We are pleased to answer the needs of so many of our customers with a robust non-line-of sight solution in the 3.5GHz band. With a roadmap looking two-to-three years ahead, we already have plans to upgrade the BreezeACCESS OFDM with important additional features and incorporate additional state-of -the-art-technologies. With the help of our strong distribution channels, the BreezeACCESS OFDM will become a significant part of our product portfolio for deployments all over the world. We are proud once again to lead the industry with an exceptional new product based on cutting-edge technology."

About Alvarion

Alvarion is a powerhouse of point-to-multipoint broadband wireless access (BWA) solutions for telecom carriers, service providers, and Enterprises worldwide. Alvarion's systems are used to provide Internet access and voice and data services for subscribers in the last mile, as well as for cellular network feeding, building-to-building connectivity, and wireless local area networks
(LANs).

Alvarion, which was formed by the merger of BreezeCOM and Floware, offers the broadest range of BWA solutions by market segment and frequency band. Its solutions are designed to address all carriers' and service providers' business models. With the combined market experience of its founding companies, a strong customer base, diversified distribution channels and field-proven deployments, Alvarion is the leading BWA pure-play provider for all types of end-users, from residential subscribers to business customers.

For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.


Contact:
   ALVARION
   Dafna Gruber, +972 3 645 6252
   dafna.gruber@alvarion.com
      or
   KCSA
   Joseph A. Mansi / Adam J. Rosen
   +1 212 896 1205 / +1 212 896 1220
   jmansi@kcsa.com / arosen@kcsa.com
   ---------------   ---------------

THURSDAY JANUARY 17, 7:33 AM EASTERN TIME

PRESS RELEASE

SOURCE: Alvarion Ltd.

ALVARION'S BRAZILIAN CUSTOMER TAHO RECEIVES WCA AWARD
FOR SERVICE TO DISADVANTAGED COMMUNITIES

BRAZILIAN ISP BRINGS BROADBAND INTERNET ACCESS TO
RIO DE JANEIRO'S POOREST SECTIONS

WASHINGTON & TEL-AVIV, Israel--(BUSINESS WIRE)--Jan. 17, 2002-- Alvarion Ltd. (NASDAQ: ALVR - news), a leading provider of Broadband Wireless Access (BWA) solutions and the WCA (Wireless Communications Association International) today announced that Taho, a Brazilian ISP using Alvarion products, has received the prestigious WCA "Serving Underserved Communities" award at the 8th Annual Technical Symposium of the WCA held on the 14th-16th of January.

The award was given in recognition of Taho's participation in the Viva Favela project, which is bringing subsidized Internet access to Rio de Janeiro's poorest neighborhoods, thus fostering their educational and economic development.

Taho is a well-capitalized Brazilian ISP that is bringing high-speed Internet to small-to-medium sized cities throughout Brazil, especially in areas where no broadband access service is available. Taho's network is based on Alvarion's advanced BWA technology in the unlicensed 2.4GHz frequency band, which enables it to establish services rapidly and cost-effectively throughout its target areas.

According to research conducted by the Dell'Oro group, Alvarion is the clear market leader in the sub 11GHz field. Alvarion has installed more than three times as much BWA equipment in this category as its closest competitor, representing a 48% market share during the first three quarters of 2001.

Commenting on the news, Pablo Brenner, President of Taho, said, "One of Taho's aims is to bring advanced telecommunications services and 24/7 Internet access within the means of average Brazilians wherever they live and work. Alvarion's leading wireless solutions for ISPs, which enable us to bring services cost-effectively to outlying and densely populated regions, is critical for achieving our goals. We are proud to have been able to play a part in the Viva Favela project, which is working to improve the opportunities available to the poorest sectors of Brazilian society. Now, we are working to extend the Taho network to many other cities, with confidence that BWA demand will continue to build significantly."

Zvi Slonimsky, CEO of Alvarion, added, "We commend Taho on its superb social action project, and are proud that it is based on our wireless technology. BWA is ideal for bringing Internet connectivity to many regions in Brazil which are either remote or lack the telecommunications infrastructure required to support high bandwidth services. As such, the availability of cost-effective BWA technology, based on the popular 2.4 GHz unlicensed band, is creating opportunities for entrepreneurial ISPs like Taho. We look forward to the completion of the Brazilian frequency tender process, which will expand the network options available for deploying BWA in this vast region."

About Taho

Taho is a well-capitalized Wireless Internet Service Provider in Brazil which is bringing affordable high-speed Internet access to small-to-medium sized cities throughout Brazil. Using high-performance wireless technology, Taho offers its subscribers high-quality 24/7 Internet access, without requiring the use of dedicated telephone lines. Taho was established in 2001 by Brazilian former banker Luiz Cezar Fernandes (co-founder of Banco Pactual and Banco Garantia), Pablo Brenner (co-founder of Breezecom) and scientist Sergio Cabral with an initial investment of $20 million.

About Wireless Communications Association International (WCA)

Founded in 1988, the Wireless Communications Association International (WCA) is the principal non-profit trade association representing the wireless broadband industry. WCA membership, which includes the industry's leading carriers, vendors and consultants, has grown to over 530 member companies spanning six continents. The WCA's mission is to advance the interests of the industry's operators, equipment providers, and professional services firms. The products its members provide in all major world markets include wireless high-speed connectivity for data, voice, video and broadband Internet access services employing systems utilizing spectrum in licensed and unlicensed bands as well as Free Space Optics (FSO). For more information, please see the WCA's website at www.wcai.com.

About Alvarion

Alvarion is a powerhouse of point-to-multipoint broadband wireless access (BWA) solutions for telecom carriers, service providers, and Enterprises worldwide. Alvarion's systems are used to provide Internet access and voice and data services for subscribers in the last mile, as well as for cellular network feeding, building-to-building connectivity, and wireless local area networks
(LANs).

Alvarion, which was formed by the merger of BreezeCOM and Floware, offers the broadest range of BWA solutions by market segment and frequency band. Its solutions are designed to address all carriers' and service providers' business models. With the combined market experience of its founding companies, a strong customer base, diversified distribution channels and field-proven deployments, Alvarion is the leading BWA pure-play provider for all types of end-users, from residential subscribers to business customers.

For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com


Contact:
   ALVARION
   Dafna Gruber, +972 3 645 6252
   dafna.gruber@alvarion.com
      or
   KCSA
   Joseph A. Mansi / Adam J. Rosen
   +1 212 896 1205 / +1 212 896 1220
   jmansi@kcsa.com / arosen@kcsa.com
   ---------------   ---------------

WEDNESDAY JANUARY 30, 8:16 AM EASTERN TIME

PRESS RELEASE

SOURCE: Alvarion

ALVARION ANNOUNCES INSTALLATION BY TITAN WIRELESS OF
BWA NETWORKS IN THREE ADDITIONAL COUNTRIES

TEL-AVIV, Israel--(BUSINESS WIRE)--Jan. 30, 2002--Alvarion Ltd. (NASDAQ: ALVR - news), a leading provider of Broadband Wireless Access (BWA) solutions, today announced that Titan Wireless has completed the installation of Alvarion networks in the 3.5GHz and 10.5GHz frequency bands in Bangladesh, Cameroon, and Ghana, and that its subsidiary, Sakon, has begun providing broadband data and Internet services to corporate customers in each of these markets.

Titan Wireless, the wireless telecommunications arm of The Titan Corporation (NYSE:TTN - news), is rolling out broadband services in many developing regions throughout the world, primarily in Africa, Central Asia, and Latin America. Sakon, a subsidiary of Titan Wireless, seeks to provide integrated high-speed data, Internet, and value-added services to individuals, businesses, and public sector organizations in developing and newly developed countries. Sakon's Frame Relay/ATM/IP network transports voice and data to markets around the world.

Through its network, Sakon is able to offer customers dedicated Internet access, Virtual Private Networks, clear-channel voice, Voice over IP, and
Videoconferencing services. This portfolio can be of great value to corporate customers needing to communicate securely and reliably with their offices, mobile sales force, business partners, vendors, and customers.

The superb performance of Alvarion's cutting-edge technology convinced Titan Wireless that it was ideal for broadband service deployment in regions with inadequate copper telecommunications infrastructure.

So far, Titan Wireless has completed the installation of its BWA networks in Dhaka, Douala, and Accrah, the capital cities of Bangladesh, Cameroon, and Ghana, and plans to expand soon to other major cities in these countries. Sakon has already begun to provide broadband data and Internet services to many corporate customers in these cities, including multi-national corporations, banks, hotels, and to Bangladesh's Chittagong Stock Exchange.

Commenting on the news, Amine Doukkali, President & COO of Sakon.LLC,, said, "Our BWA deployments in these regions are important steps toward realizing our goal of becoming a leading provider of broadband services to corporate customers in developing countries. Alvarion's quick and cost-effective installation supports our need to offer highly reliable, end-to-end, business-class broadband services in these regions at attractive prices."

Tzvika Friedman, President & COO of Alvarion, added, "We are pleased that Titan Wireless has turned to Alvarion again for an advanced and comprehensive network solution for developing regions. Our market leadership reflects the strength of our value proposition: proven technology and a wealth of experience, combined with technological and financial depth. We hope to continue partnering with them as they bring state-of-the-art telecommunications capabilities to the developing world."

About Alvarion

Alvarion is a powerhouse of point-to-multipoint broadband wireless access (BWA) solutions for telecom carriers, service providers, and Enterprises worldwide. Alvarion's systems are used to provide Internet access and voice and data services for subscribers in the last mile, as well as for cellular network feeding, building-to-building connectivity, and wireless local area networks
(LANs).

Alvarion, which was formed by the merger of BreezeCOM and Floware, offers the broadest range of BWA solutions by market segment and frequency band. Its solutions are designed to address all carriers' and service providers' business models. With the combined market experience of its founding companies, a strong customer base, diversified distribution channels and field-proven deployments, Alvarion is the leading BWA pure-play provider for all types of end-users, from residential subscribers to business customers.

For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.


Contact:
   Alvarion, Tel-Aviv
   Dafna Gruber, +972-3-645 6252
   dafna.gruber@alvarion.com
      or
   KCSA, New York
   Joseph A. Mansi / Adam J. Rosen
   212-896-1205/212-896-1220
   jmansi@kcsa.com / arosen@kcsa.com
   ---------------   ---------------

WEDNESDAY FEBRUARY 6, 2:00 AM EASTERN TIME

PRESS RELEASE

SOURCE: Alvarion

ALVARION REPORTS FOURTH QUARTER AND FULL YEAR 2001 RESULTS

TEL-AVIV, Israel--(BUSINESS WIRE)--Feb. 6, 2002--Alvarion Ltd. (NASDAQ: ALVR - news), a leading provider of Broadband Wireless Access (BWA) solutions, today announced its financial results for the fourth quarter and full year ended December 31, 2001.

The Company was formed on August 1, 2001 as a result of the merger of BreezeCOM Ltd. and Floware Ltd. As such, the Company's results for the full year include the results of BreezeCOM Ltd. only from January 1, 2001 through the merger date and the results of the merged company from the merger date through the end of the year. The pro-forma results, which reflect the full-year contributions of both BreezeCOM and Floware as if the merger were completed on January 1, 2001, are presented for informational purposes only. In addition, the pro-forma results for the three months ended December 31, 2001 exclude non-recurring expenses totaling $10.1 million. These consist of $3.6 million in restructuring costs related to the workforce reduction announced in November, and $6.5 million related to early repayment of royalties to Israel's Office of the Chief Scientist (see below).

Revenues for the fourth quarter of 2001 (which, as noted above, include revenues from both the former BreezeCOM and the former Floware) were $25.2 million, compared with revenues (for BreezeCOM alone) of $32.4 million reported in the fourth quarter of 2000. Net loss and net loss on a pro forma basis for the fourth quarter were ($16.6) million and ($5.6) million, or ($0.30) and ($0.10) per basic and diluted share, respectively, compared with net income of $3.9 million (or $0.12 per diluted share) reported in the fourth quarter of 2000.

Revenues for the twelve months ended December 31, 2001 were $99.0 million (and, on a pro forma basis, $137.1 million), compared with revenues (for Breezecom alone) of $101.5 million reported in the same period last year.

Basic and diluted loss per share for the twelve months ended December 31, 2001 was ($2.80) and, on a pro forma basis, ($0.30), compared with diluted earnings per share of $0.33 (for BreezeCOM alone) reported in the same period last year.

Zvi Slonimsky, CEO of Alvarion, stated, "2001 was a challenging year characterized by extraordinary strategic progress. The central event of the year was the merger, which has positioned Alvarion as the industry's leading BWA player. We are proud to have sold over 150,000 units -- valued at more than $137 million on a pro forma basis -- during 2001. With more than one-half million products installed and supported all over the world, Alvarion has the largest BWA deployed base by far, and is the most experienced player in the BWA industry. Especially today when customers are looking to reduce risk, Alvarion's proven technologies, strong research and development capabilities, extensive product offering and massive deployment base are significant assets. We continue to work on all fronts to fully capitalize on our positioning as the market leader.

"The sales and marketing strategy outlined last quarter is proving itself, especially in developing regions such as Latin America, Eastern Europe and Asia. Sales into these regions accounted for approximately 50% of our revenues during the fourth quarter. We continue to target operators in two segments, namely, established carriers on the one hand, and service providers and independent local operators on the other. Established cellular carriers, like Paraguay's Telecel, are leveraging tower and rooftop rights with parallel Alvarion networks which they are using to provide Internet access to their customers. Service providers and independent local operators, like India's Gateway Systems, Uruguay's Multitel and many others, are penetrating new markets with quick deployments of BWA networks in unlicensed bands. In the U.S., our revenues derive from sales to many independent telcos, giving us a broad market presence that will prove beneficial when the U.S. market recovers."

Mr. Slonimsky continued, "A key to our success has always been our exceptional R&D, together with our proven ability to read market trends at an early stage. We have recently become one of the first to introduce a commercial OFDM solution, the fruit of an early OFDM development initiative. By eliminating line of sight requirements, OFDM allows operators to offer simplified CPE installation, critical in the quest to reduce installation bottlenecks and prices. In addition, in response to customer requests, we are nearing the completion of the integrated WALKair-BreezeACCESS base station, which will enable operators to leverage a single base station investment to serve a much wider range of business and residential subscribers."

Recently, Alvarion reached an agreement with the Office of the Chief Scientist
(OCS) of the Israeli Ministry of Industry and Commerce for entering into a new program. The program calls for the early repayment of royalties and enables companies to join a special royalty-free program for generic projects. Pursuant to the agreement, Alvarion will pay the OCS a total amount of approximately $6.5 million during a period of up to 5 years as a settlement of future royalty obligations. This amount is reflected as a one-time charge in the Company's statement of operations for the fourth quarter of 2001.

Mr. Slonimsky added, "The cost reductions put into place in November have already begun to improve our operational model, lower our breakeven point and secure our cash resources. Our operating expenses in 1Q02 will further reflect the impact of these steps."

Mr. Slonimsky concluded, "Although 2001 was a challenging year and visibility is still limited, our sound strategy and comprehensive range of products, together with determined execution, enabled us to maintain our leadership of the BWA market. The success of our many customers and the continued rollout of their networks validate the BWA value proposition and serves as an example for others considering the BWA option. We are proud of our progress during this exceptional year, and feel well positioned for the year 2002."

The Company will hold a teleconference today, February 6th, at 9:00 a.m. EST to discuss the quarter's results. To participate in the call, please dial (877) 780-2276 (in the U.S.), or (973) 628-9554 (internationally), approximately five minutes prior to the scheduled call start time. This call will also be available live as a Webcast on www.kcsa.com and www.alvarion.com. The Webcast will be archived and available for replay for 30 days.

About Alvarion

Alvarion is a powerhouse of point-to-multipoint Broadband Wireless Access (BWA) solutions for telecom carriers, service providers, and enterprises worldwide. Alvarion's systems are used for providing Internet access and voice and data services for subscribers in the last mile, for feeding of cellular networks, for building-to-building connectivity and for wireless local area network (LAN).

The merger of BreezeCOM and Floware to form Alvarion has created a company with the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

For more information, please visit Alvarion's website at http://www.alvarion.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.


                                  ALVARION LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                 U.S. dollars in thousands(except per share data)


                                                         THREE MONTHS ENDED                            YEAR ENDED
                                                           DECEMBER 31,                                DECEMBER 31,
                                                   ---------------------------------       ----------------------------------
                                                       2001                2000                2001                 2000
SALES                                              $      25,231       $      32,352       $      98,968        $     101,460
COST OF SALES                                             16,237              18,378              59,484               55,608
WRITE-OFF EXCESS INVENTORY AND PROVISION FOR
   INVENTORY PURCHASE COMMITMENTS                              -                   -              53,881                    -
                                                   -------------       -------------       -------------        -------------
GROSS PROFIT (LOSS)                                        8,994              13,974             (14,397)              45,852
                                                   -------------       -------------       -------------        -------------
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT, NET                              6,880               3,762              21,096               12,473
SELLING AND MARKETING                                      7,978               7,747              30,258               26,226
GENERAL AND ADMINISTRATIVE                                 1,698               1,156               6,261                4,150
AMORTIZATION OF CURRENT TECHNOLOGY & DEFERRED
   STOCK COMPENSATION                                        840                   -               1,926                    -
NON RECURRING EXPENSES                                     3,640                   -              34,578                    -
ONE-TIME EXPENSES RELATED TO ABORTED OCS
   PROGRAM                                                 6,535                   -               6,535                    -
                                                   -------------       -------------       -------------        -------------
TOTAL OPERATING EXPENSES                                  27,571              12,665             100,654               42,849
                                                   -------------       -------------       -------------        -------------
OPERATING INCOME (LOSS)                                   18,577               1,309            (115,051)               3,003
FINANCIAL INCOME, NET                                      2,010               2,636               8,540                7,031
OTHER EXPENSES                                                 -                   -              (3,500)                   -
                                                   -------------       -------------       -------------        -------------

NET INCOME (LOSS)                                  $     (16,567)      $       3,945       $    (110,011)       $      10,034
                                                   -------------       -------------       -------------        -------------
BASIC EARNINGS (LOSS) PER SHARE                    $      (0.30)       $       0.14        $      (2.80)        $       0.40
                                                   ============        ============        ============         ============
WEIGHTED AVERAGE NUMBER OF SHARES USED IN
   COMPUTING  BASIC EARNINGS (LOSS) PER SHARE             54,565              27,930              39,298               24,938
                                                   =============       =============       =============        =============

DILUTED EARNINGS (LOSS) PER SHARE                  $      (0.30)       $       0.12        $      (2.80)        $       0.33
                                                   ============        ============        ============         ============
WEIGHTED AVERAGE NUMBER OF SHARES USED IN
   COMPUTING  DILUTED EARNINGS (LOSS) PER
   SHARE                                                  54,565              33,336              39,298               30,599
                                                   =============       =============       =============        =============



                                  ALVARION LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                            U.S. dollars in thousands

                                                                                      DECEMBER 31,            DECEMBER 31,
                                                                                         2001                    2000
                                                                                    ---------------        ---------------
ASSETS
   CASH, CASH EQUIVALENTS,SHORT-TERM  AND LONG-TERM INVESTMENTS                     $       182,969        $       170,087
   TRADE RECEIVABLES                                                                         15,563                 19,129
   OTHER ACCOUNTS RECEIVABLE                                                                  9,273                  8,411
   INVENTORIES                                                                               32,580                 44,254
   LONG-TERM INVESTMENT                                                                           -                  3,500
   SEVERANCE PAY FUND                                                                         3,217                  1,334
PROPERTY AND EQUIPMENT, NET                                                                  11,153                  6,122
GOODWILL AND OTHER INTANGIBLE ASSETS                                                         52,840                      -
                                                                                    ---------------        ---------------
TOTAL ASSETS                                                                        $       307,595        $       252,837
                                                                                    ===============        ===============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   TRADE PAYABLES                                                                   $        11,253        $        21,395
   OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES                                               31,918                 15,892
                                                                                    ---------------        ---------------
   TOTAL CURRENT LIABILITIES                                                                 43,171                 37,287
                                                                                    ---------------        ---------------
LONG TERM LIABILITIES                                                                         5,228                      -
                                                                                    ---------------        ---------------
ACCRUED SEVERANCE PAY                                                                         4,945                  3,055
                                                                                    ---------------        ---------------
TOTAL LIABILITIES                                                                            53,344                 40,342
                                                                                    ---------------        ---------------
SHAREHOLDERS'  EQUITY                                                                       254,251                212,495
                                                                                    ---------------        ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          $       307,595        $       252,837
                                                                                    ===============        ===============


                                  ALVARION LTD.
                      (a) PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                      U.S. dollars in thousands(except per share data)



                                                                             THREE MONTHS ENDED              YEAR ENDED
                                                                             DECEMBER 31, 2001           DECEMBER 31, 2001
                                                                             -----------------           -----------------
SALES                                                                         $        25,231             $       137,099
COST OF SALES                                                                          16,237                      86,985
                                                                              ---------------             ---------------
GROSS PROFIT                                                                            8,994                      50,114
                                                                              ---------------             ---------------
OPERATING EXPENSES:
RESEARCH AND DEVELOPMENT, NET                                                           6,880                      32,645
SELLING AND MARKETING                                                                   7,978                      36,329
GENERAL AND ADMINISTRATIVE                                                              1,698                       8,328
                                                                              ---------------             ---------------
TOTAL OPERATING EXPENSES                                                               16,556                      77,302
                                                                              ---------------             ---------------
OPERATING  LOSS                                                                        (7,562)                    (27,188)
FINANCIAL INCOME, NET                                                                   2,010                      10,793
                                                                              ---------------             ---------------
NET LOSS                                                                      $        (5,552)            $       (16,395)
                                                                              ---------------             ---------------
BASIC NET LOSS PER SHARE                                                      $         (0.10)            $         (0.30)
                                                                              ===============             ===============
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING BASIC NET LOSS PER
   SHARE                                                                               54,565                      53,837
                                                                              ===============             ===============
DILUTED NET LOSS PER SHARE                                                    $         (0.10)            $         (0.30)
                                                                              ===============             ===============
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING DILUTED NET LOSS
   PER SHARE                                                                           54,565                      53,837
                                                                              ===============             ===============


(a) The effective date of the merger between BreezeCOM Ltd and Floware wireless systems is August 1, 2001.

(b) The Pro-Forma Statements of operations for the three and twelve months ended December 31, 2001 reflect the results of the combined company as if the merger of BreezeCOM & Floware occurred on January 1, 2001.

(c) The proforma statements of operations for the year 2001 do not include the following non-recurring expenses, one-time charge and merger related expenses : In-process R&D, restructuring costs, merger expenses, investment write-off, inventory write-offs, costs related to aborted OCS program, and amortization of current technology & deferred stock compensation.

(d) In addition, the proforma statement of operations for the fourth quarter of 2001 does not include the restructuring costs and costs related to aborted OCS program accrued during the quarter.

(e) The number of shares used in computing pro forma basic and diluted net loss per share for the three and twelve months ended December 31, 2001, reflects the shares issued, as if the merger occurred on January 1, 2001.

The above pro forma statements of operations is for informational purposes only. It is not prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) and should not be considered as substitute for our historical financial information prepared in accordance with GAAP.


=================================
Contact:
   ALVARION
   Dafna Gruber, +972-3-645 6252
   dafna.gruber@breezecom.com
      or
   KCSA
   Joseph A. Mansi or Adam J. Rosen
   212/896-1205 or 212/896-1220
   jmansi@kcsa.com or arosen@kcsa.com
   ---------------    ---------------

TUESDAY FEBRUARY 12, 7:47 AM EASTERN TIME

PRESS RELEASE

SOURCE: Alvarion

CHINA'S FIRST COMMERCIAL BROADBAND WIRELESS NETWORK
LAUNCHED THROUGH JOINT DATANG - ALVARION EFFORT

TEL-AVIV, Israel--(BUSINESS WIRE)--Feb. 12, 2002--Alvarion Ltd. (NASDAQ: ALVR - news): ---- ----

First Milestone of Multi-Million Dollar Project Achieved;

Network in the 3.5 GHz Band Deployed For Broadband ISP San Jiang
In Wuhan, Central China's Largest City
Alvarion-Datang Partnership Positioned
For Additional Wins Throughout China

Alvarion Ltd. (NASDAQ: ALVR - news), a leading provider of Broadband Wireless Access (BWA) solutions, and Datang Telecom Technology Co. Ltd., today ---- ---- announced the completion of China's first commercial BWA network in the 3.5 GHz licensed band.

The first milestone of a multi-million dollar project, the two companies have deployed the advanced BWA network, based on the jointly developed AIRsun 2000 product, for San Jiang Aerospace Network & Communication Co. Ltd., a broadband ISP subsidiary of China's Ministry of Aerospace.

San Jiang will use the network to provide advanced broadband Internet access services, combined with Value-Added IP services, in Wuhan, the capital of the Hubei Province. With a population of 7.3 million, Wuhan is a major financial and cultural center whose businesses and citizens look increasingly to broadband services such as Internet connection, in addition to advanced IP-centric data services. Wuhan, one of five Chinese cities which received 3.5 GHz license allocations in the last quarter of 2001, is only the first Chinese city in which Datang and Alvarion won new customers; the partnership has also won additional tenders in other cities with other vendors. An additional 32 cities in China are expected to receive license allocations during the second quarter of 2002.

Commenting on the news, Jia Hai Ying, CEO of Datang Telecom Technology, said, "We are proud to become the first to deploy state-of-the-art broadband wireless technology in China, an important first step that we believe will lead to significant additional sales in the vast Chinese marketplace. As China integrates into the world economy, demand for both Internet access and advanced telecom services are on the upswing. Alvarion's exceptional technology is ideal for these markets, enabling Chinese operators to install new infrastructure rapidly and to offer cutting-edge services at reasonable prices. We believe that the success of this first deployment, together with the positive results of ongoing field trials, position us favorably to win new customers in additional cities."

Zvi Slonimsky, CEO of Alvarion, added, "We are pleased to record this early success in China. This deployment is the first indication of the huge potential of the Chinese market for Alvarion and its partner Datang. Our partnership with Datang, which combines our wireless expertise with Datang's technological know-how and deep understanding of China's telecommunications market, is proving to be a winning contender."

About Sanjiang Aerospace Network & Communication Co., Ltd.

China's Sanjiang Space Group, one of China's 500 biggest industrial enterprises, is engaged in scientific research, production, marketing, I/E business and capital management. It is composed of 18 kernel and closed layer enterprises, three joint ventures, and 6 tertiary companies, and employs 15,300 workers. The group's total assets are 4.1 billion RMB.

One of the Company's subsidiaries provides Internet and IT Services in Wuhan City, the capital of the Hubei Province. The division provides users state of the art broadband technologies to offer Internet and IP value added services to Wuhan City's 7.3 million people.

About Datang Telecom Technology Co. Ltd.

Established in August 1998 and traded on the Shanghai Stock Exchange, Datang Telecom Technology Co. Ltd. is the former China Academy of Telecommunications Technology, which converted to a stock company after forty-three years of operations. Datang provides different services for the largest telecommunications operators in China and is one of China's largest local telecommunications integrators and equipment suppliers. With over 4,600 employees, Datang has research centers, five subsidiary companies, four stock companies and two share companies, as well as a company that has direct ownership relations with other companies and institutions in the Ministry of Information Industry of China.

About Alvarion

Alvarion is a powerhouse of point-to-multipoint broadband wireless access (BWA) solutions for telecom carriers, service providers, and Enterprises worldwide. Alvarion's systems are used to provide Internet access and voice and data services for subscribers in the last mile, as well as for cellular network feeding, building-to-building connectivity, and wireless local area networks
(LANs).

Alvarion, which was formed by the merger of BreezeCOM and Floware, offers the broadest range of BWA solutions by market segment and frequency band. Its solutions are designed to address all carriers' and service providers' business models. With the combined market experience of its founding companies, a strong customer base, diversified distribution channels and field-proven deployments, Alvarion is the leading BWA pure-play provider for all types of end-users, from residential subscribers to business customers.

For more information, please visit Alvarion's World Wide Web site at http://www.alvarion.com.

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.


Contact:
   Alvarion
   Dafna Gruber, +972-3-645 6252
   dafna.gruber@alvarion.com
      or
   KCSA
   Joseph A. Mansi / Adam J. Rosen
   212-896-1205/212-896-1220
   jmansi@kcsa.com / arosen@kcsa.com
   ---------------   ---------------

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ALVARION LTD.




DATE:  FEBRUARY 14, 2002                  BY:  /s/ DAFNA GRUBER
                                               ---------------------------------
                                               NAME:  DAFNA GRUBER
                                               TITLE:  CHIEF FINANCIAL OFFICER